UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
January 30, 2008



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-17733

West Virginia	**55-0169957**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 1 – Registrant's Business and Operations

Item 1.02 Termination of a Material Definitive Agreement.

On January 30, 2008, City Holding Company ("the Company") issued a news release, attached as Exhibit 99.1, announcing that the Board of Directors of the Company authorized repayment of its 9.15% Junior Subordinated Deferrable Interest Debentures issued by City Holding Company and held by City Holding Capital Trust at a price of 104.58% of the principal amount. City Holding Capital Trust will, in turn, repay its 9.15% Capital Securities on April 1, 2008 at a price of 104.58% of the principal amount. The securities were issued in March 1998 and are callable in whole any time after April 1, 2008. Furnished as Exhibit 99.1 and incorporated herein by reference is the news release issued by the Company.

Section 8 – Other Events

Item 8.01 Other Events.

A copy of the news release dated January 30, 2008 is being furnished to the Securities and Exchange Commission pursuant to Item 8.01 – Other Events of Form 8-K and is attached hereto as Exhibit 99.1. The information contained in this Form 8-K and in Exhibit 99.1 attached hereto shall not be deemed filed for purposes of Section 18 of the Securities Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

99.1   News Release issued January 30, 2008

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>February 4, 2008</u>

City Holding Company

By: /s/ David L. Bumgarner
David L. Bumgarner
Chief Financial Officer

Exhibit 99.1

NEWS RELEASE


For Immediate Release
January 30, 2008


For Further Information Contact:
Charles R. Hageboeck, Chief Executive Officer and President
(304) 769-1102

City Holding Company to Redeem
All Outstanding Shares of City Holding Capital Trust

Charleston, West Virginia – City Holding Company, "the Company" (NASDAQ:CHCO), a $2.5 billion bank holding company headquartered in Charleston, today announced that the Board of Directors of the Company has authorized repayment of its 9.15% Junior Subordinated Deferrable Interest Debentures issued by City Holding Company (a West Virginia corporation) and held by City Holding Capital Trust at a price of 104.58% of the principal amount. In turn, City Holding Capital Trust will repay its 9.15% Capital Securities on April 1, 2008 at a price of 104.58% of the principal amount. These securities were issued in March, 1998 and are callable in whole any time after April 1, 2008. The Company has received all required regulatory approvals as well as authorization by the Office of the Comptroller of the Currency for City National Bank of West Virginia (the Company's primary subsidiary) to pay a $17.0 million dividend to the Company to fund the redemption of the securities.

During the first quarter of 2008, the Company will incur charges to fully amortize issuance costs incurred in 1998 that were being amortized over the original 30 year life of the securities and for the early redemption premium totaling $1.2 million. The Company estimates that the redemption of the debentures and trust preferred securities will reduce the Company's interest expense by approximately $1.1 million in 2008 and $1.5 million annually through 2027. After giving effect to the redemption of the trust preferred securities, the Company will remain "Well Capitalized" as defined by the banking regulators (Total Risk-based capital of at least 10%, Tier I Capital ratio of at least 6% and a leverage ratio of at least 5%).

City Holding Company is the parent company of City National Bank of West Virginia. City National operates 69 branches across West Virginia, Eastern Kentucky and Southern Ohio.

This news release contains certain forward-looking statements that are included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such information involves risks and uncertainties that could result in the Company's actual results differing from those projected in the forward-looking statements. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include, but are not limited to, (1) the Company may incur additional loan loss provision due to negative credit quality trends in the future that may lead to a deterioration of asset quality; (2) the Company may incur increased charge-offs in the future; (3) the Company may experience increases in the default rates on previously securitized loans that would result in impairment losses or lower the yield on such loans; (4) the Company may continue to benefit from strong recovery efforts on previously securitized loans resulting in improved yields on these assets; (5) the Company could have adverse legal actions of a material nature; (6) the Company may face competitive loss of customers; (7) the Company may be unable to manage its expense levels; (8) the Company may have difficulty retaining key employees; (9) changes in the interest rate environment may have results on the Company's operations materially different from those anticipated by the Company's market risk management functions; (10) changes in general economic conditions and increased competition could adversely affect the Company's operating results; (11) changes in other regulations and government policies affecting bank holding companies and their subsidiaries, including changes in monetary policies, could negatively impact the Company's operating results; and (12) the Company may experience difficulties growing loan and deposit balances. Forward-looking statements made herein reflect management's expectations as of the date such statements are made. Such information is provided to assist stockholders and potential investors in understanding current and anticipated financial operations of the Company and is included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances that arise after the date such statements are made.